FORM 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Current Technology Corporation

Suite 1430 - 800 West Pender Street

Vancouver, BC V6C 2V6

Item 2

Date of Material Change

April 13, 2006.

Item 3

News Release

Press Release dated April 13, 2006 was disseminated by PR Newswire services and SEDAR filed with the BC Securities Commission on April 13, 2006.

Item 4

Summary of Material Change

Current Technology has issued 4,200,000 restricted units for total proceeds of US$525,000.

Item 5

Full Description of Material Change

Current Technology has issued 4,200,000 restricted units for total proceeds of $525,000 (all funds USD). Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional share at $0.25 up to and including September 21, 2010 (3,000,000 units) and March 3, 2011 (1,200,000 units). The Company may accelerate the expiration date of the warrants if the average closing price equals or exceeds $0.50 for 20 consecutive days. Under such circumstances, the warrants must be exercised within 21 days.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applciable.

Item 8

Executive Officer

Robert Kramer - 604.684.2727

Item 9

Date of Report

April 21, 2006